UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT INFORMATION

Attached hereto is the text of the resolutions adopted by the Ordinary General Shareholders’ Meeting of Banco Bilbao Vizcaya Argentaria, S.A. that has been held today.

Bilbao, 15 March 2019

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS OF THE ORDINARY GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. HELD ON 15 MARCH 2019

RESOLUTIONS UNDER AGENDA ITEM ONE

1.1.

Approve, under the terms set out in the legal documentation, the annual accounts and management report of Banco Bilbao Vizcaya Argentaria, S.A. for the year ending 31 December 2018, as well as the consolidated annual accounts and management report of the Banco Bilbao Vizcaya Argentaria Group for the same financial year.

Authorise the Chairman, Carlos Torres Vila, the Corporate Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary to the Board, María del Rosario Mirat Santiago, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports for Banco Bilbao Vizcaya Argentaria, S.A. and its Group, and to issue the corresponding certificates pursuant to Article 279 of the Spanish Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the non-financial information report of Banco Bilbao Vizcaya Argentaria S.A, and that of its consolidated group for the year ending 31 December 2018.

Authorise the Chairman, Carlos Torres Vila, the Corporate Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary to the Board, María del Rosario Mirat Santiago, indistinctly and with powers of substitution, to complete (diligenciar), correct, formalize, publish, interpret, clarify, extend, develop or executive any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A. profits for the year ending 2018 in the amount of EUR 2,315,617,016.79 (two billion, three hundred and fifteen million, six hundred and seventeen thousand and sixteen euro, and seventy-nine cents), as follows:

●

The amount of EUR 1,733,650,510.80 (one billion, seven hundred and thirty-three million, six hundred and fifty thousand, five hundred and ten euro, and eighty cents) for payment of dividends, of which: (a) EUR 666,788,658 (six hundred and sixty-six million, seven hundred and eighty-eight thousand, six hundred and fifty-eight euro) has already been paid in full prior to the Ordinary General Shareholders’ Meeting as an interim dividend amount for the 2018 financial year, in accordance with the resolution adopted by the Board of Directors at its meeting held on 26 September 2018; and (b) the remaining EUR 1,066,861,852.80 (one

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

billion, sixty-six million, eight hundred and sixty-one thousand, eight hundred and fifty-two euro, and eighty cents) will be allocated to pay the supplementary dividend for the 2018 financial year in the amount of EUR 0.16 (sixteen euro cents) per share, which will be paid to shareholders on 10 April 2019.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted by the Board of Directors on 26 September 2018 approving the allocation of the aforementioned amount as an interim dividend for the 2018 financial year.

●

The amount of EUR 312,866,765.97 (three hundred and twelve million, eight hundred and sixty-six thousand, seven hundred and sixty-five euro, and ninety-seven cents) for the payment made in the 2018 financial year to cover the remuneration of the additional tier 1 capital instruments issued by Banco Bilbao Vizcaya Argentaria, S.A. in May 2013, February 2014, February 2015, April 2016, May 2017, November 2017 and September 2018.

●

The remaining profit, i.e. EUR 269,099,740.02 (two hundred and sixty-nine million, ninety-nine thousand, seven hundred and forty euro, and two cents) will be allocated to the Company’s voluntary reserve funds.

1.4.	Approve the management of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. for the 2018 financial year.

RESOLUTIONS UNDER AGENDA ITEM TWO

In this item of the agenda, with the favorable report of the Appointments Committee, the General Shareholders’ Meeting has approved the re-election, for the statutory period of three years, of Carlos Torres Vila, as member of the Board of Directors, in his status of executive director.

With the favorable report of the Appointments Committee, the General Shareholders’ Meeting has also approved the ratification of the resolution adopted by the Board of Directors at its meeting held on 20 December 2018, by virtue of which Onur Genç was appointed by co-optation as member of the Bank’s Board of Directors, with the status of executive director; and has also approved his appointment, for the statutory period of three years, as member of the Board of Directors with the status of executive director.

Lastly, further to the proposal of the Appointments Committee, the General Shareholders’ Meeting has also approved the re-election, for the statutory period of three years, of Sunir Kumar Kapoor as member of the Board of Directors with the status of independent director.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Each approved re-election and ratification and appointment is accompanied by an explanatory report by the Board of Directors, as required by article 529 decies of the Corporate Enterprises Act and, in the case of the re-election, and ratification and appointment, of Mr. Torres and Mr. Genç, respectively, accompanied by the favorable report of the Appointments Committee. These reports have been made available to the shareholders since the publication of the notice of the General Shareholders’ Meeting.

Consequently, the General Shareholders’ Meeting has adopted the following resolutions:

2.1.

To re-elect Carlos Torres Vila, of legal age, married, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of executive director.

2.2.

To ratify the resolution adopted by the Board of Directors at its meeting held on 20 December 2018, by means of which Onur Genç, of legal age, married, of Turkish nationality and domiciled for these purposes at Calle Azul 4, Madrid, was appointed by co-option as member of the Board of Directors, with the status of executive director; and to appoint him as member of the Board of Directors for the statutory period of three years, with the status of executive director.

2.3.

To re-elect Sunir Kumar Kapoor, of legal age, married, of U.S. nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination in 15 of the number of directors that form part of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

RESOLUTIONS UNDER AGENDA ITEM THREE

Approve, pursuant to Article 529 novodecies of the Corporate Enterprises Act, the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Policy”), for the years 2019, 2020 and 2021, which text has been made available to shareholders, together with all other documentation pertaining to the General Meeting, as of the date on which the Meeting was convened, and which includes a request for a maximum number of 4.5 million BBVA shares to be delivered to the executive directors as a result of its execution.

Likewise, to empower the Board of Directors, to the fullest extent required by law and with sub-delegation powers, to interpret, develop, formalize and execute this

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

agreement; adopting any agreements and signing any documents, public or private, deemed necessary or convenient for its full effect, including adapting the Policy, when necessary and at the proposal of the Remunerations Committee, to the circumstances that may arise, to the rules established in the applicable legislation, to the recommendations or best practices in the matter and to the specific requirements made by supervisors, provided that this does not imply a substantial change in its terms and conditions that, in accordance with applicable legislation, should be newly submitted to consideration by the General Meeting; and, in particular, to:

a)

Develop and establish the specific conditions of the remuneration system of executive directors in all matters not envisaged in the Policy, including, in particular, but not limited to, incorporation and leave of directors, agreements on the settlement of variable remuneration and the terms thereof, establish the cases of early settlement, as the case may be, and, where applicable, declare compliance with the conditions to which such settlement is tied.

b)

Adapt the content and conditions of the Policy to the corporate transactions or exceptional circumstances that may arise during its validity, referring to either Banco Bilbao Vizcaya Argentaria, S.A., or its Group companies, as well as regarding the indicators selected to determine the variable remuneration, or the banks selected as peer group of reference for the TSR indicator, where appropriate, in order for it to remain in its same terms and conditions.

c)

Adapt the content of the Policy to the requirements, observations or requests that may be made by the competent supervisory authorities, and, in particular, make adjustments to the percentages and deferral periods of the annual variable remuneration applicable to the executive directors of Banco Bilbao Vizcaya Argentaria, S.A., as well as in the withholding period for shares or in the rules set for its calculation.

d)	Interpret the rules of the settlement and payment system applicable to the annual variable remuneration of the executive directors of Banco Bilbao Vizcaya Argentaria, S.A.

e)	In general, carry out any actions and subscribe any documents that may be necessary or convenient for the validity, effectiveness, implementation, development and execution of the Policy.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM FOUR

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the Group’s risk profile, enabling subsidiaries of Banco Bilbao Vizcaya Argentaria, S.A., to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., on 11 February 2019, and which has been made available to shareholders as of the date on which this General Meeting was convened.

RESOLUTIONS UNDER AGENDA ITEM FIVE

To authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as in favor of any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministries of Economy and Enterprise; Industry, Trade and Tourism; Tax; and Regional Policy and Public Service; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, to authorize the Chairman, Carlos Torres Vila; the Chief Executive Officer, Onur Genç; the General Secretary and of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, María del Rosario Mirat Santiago, so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this Annual General Meeting, in order to file them with the Commercial Registry and with any other Registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual accounts in the Company Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM SIX

To approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A., corresponding to financial year 2018, which has been made available to shareholders, together with the remaining documents pertaining to the General Meeting, as of the date on which the Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 18, 2019

By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Authorized representative